Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Prisma Imaging, Inc.
13900 Tech City Circle, Suite #200
Alachua, FL 32615
www.prismaimaging.com

Up to $1,070,000.00 in Non-Voting Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Prisma Imaging, Inc.
Address: 13900 Tech City Circle, Suite #200, Alachua, FL 32615
State of Incorporation: DE
Date Incorporated: November 23, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Non-Voting Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $300.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$5000+

Receive 5% Bonus Shares

$10,000+
Receive 10% Bonus Shares

$15,000+
Receive 15% Bonus Shares

$20,000+
Receive 20% Bonus Shares + Zoom call or in-person meeting with the founder

**All perks occur when the offering is completed.*

<u>**The 10% StartEngine Owners' Bonus**</u>

Prisma Imaging will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Prisma has developed a novel system that will be capable of providing both digital radiographic and CT imaging of the entire anatomy of a conscious, weight-bearing horse. This development represents an opportunity to improve upon existing imaging employed in the equine industry and will displace traditional CT imaging. Current CT technology requires the horse to be anesthetized (knocked out) and is not capable of imaging the horse's entire anatomy, including the high-mass regions (axial skeleton, abdomen, hips, and pelvis). These improvements represent an opportunity to provide better diagnostics, performance, care and promote the health and welfare of horses compared to current imaging technology.

Prisma entered into an exclusive license with the University of Florida in November 2017 for Patent # 7,441,953 B2 which relates to the system's motion correction during radiographic imaging. Prisma recently filed a provisional patent in May 2022 related to containing and keeping the horse safe during imaging.

Prisma was originally formed as a Delaware limited liability company on November 23, 2016, and converted to a Delaware C-corporation on December 21, 2021. The company's conversion to a C-corporation was completed in conjunction with initiating a $4 million Preferred Seed Series funding round that will remain active

during its StartEngine campaign.

Prisma will sell its robotic CT imaging system to large equine veterinary clinics and university schools of veterinary medicine. The company will also deploy mobile, robotic CT imaging systems to address demand in markets where a clinic- or university-based system is not available. The company's revenue model includes an initial purchase price for the system as well as recurring payments based on studies performed.

Prisma is committed to supporting the humane treatment of animals in all categories, including our beloved pets, animals that live in captivity (in zoos and nature habitats), and in our food chain. As a part of this commitment, Prisma has pledged 1% of net sales to Brooke USA to help support its mission to improve the health and well-being of working equine animals worldwide.

Prisma Imaging LLC was originally formed as an LLC in the state of Delaware on November 23, 2016. Prisma then converted to Prisma Imaging, Inc., a Delaware Corporation, on December 22, 2021.

Competitors and Industry

Who doesn't love horses? Well, 38 million, or 31% of U.S. households contain a horse enthusiast. The impact of the horse industry ripples out and contribute $122 billion dollars and 1.7 million jobs to the U.S. economy. Source: 2017 American Horse Foundation Report on the Economic Impact of the U.S. Horse Industry.

None of the attempts to build equine CT systems offer a comprehensive solution to image the entire anatomy. Or worse, they make anesthesia necessary which is potentially dangerous and life-threatening for the patient. Samsung, Qalibra, and Epica are essentially repurposed CT equipment from the human market and considerably more expensive compared to the Prisma system. The Samsung and Qalibra also require extensive site improvements to accommodate these systems. Four DDI had the right idea in using robots, but they never developed a working system and has been out of business since 2016. Orimtech, which also uses robots, has yet to produce diagnostic quality CT images and can't image the high-mass parts of the horse, which is a shortcoming of Asto as well. Prisma offers superior capabilities and other innovations, which you'll see later, between current radiographic imaging technology and these ventures.

Current Stage and Roadmap

The first physical development commenced in August 2017 with a funded research project that was commissioned with the University of Florida, The purpose of the study was to confirm the efficacy of utilizing an LDA detector for imaging the "high-mass" areas of an equine anatomy and was performed as part of Prisma's due diligence prior to making the decision to commit to developing this technology. The results of the study were encouraging and prompted the continued work on developing this technology's application for equine imaging.

The first two-robot system was built in mid-2018 at the facilities of Mesh Automation, Prisma's initial co-development partner. The purpose of building this prototype was to verify or test:

The effectiveness of employing robots to manipulate the imaging hardware to achieve the necessary coverage/geometry to acquire images of a standing conscious horse;

A live, conscious horses' tolerance of being subjected to and being imaged with the use of robotics;

That the hardware that comprised the system could integrate/work together;

The efficacy of imaging a live horse with the LDA detector; and

The ability of the system to acquire images with its CBCT hardware of a standing, conscious horse sufficient to be used to create diagnostic quality CT imaging studies.

The next phase of development took place primarily in a laboratory setting at Prisma's current co-development partner, Triple Ring Technologies. The primary objectives of this phase of testing were:

Verifying the system's CT image quality;

Further verification of the system's imaging capabilities with the LDA detector; and

To confirm the efficacy and functionality of the system's motion correction.

A new, second-generation prototype system exists at the facility of Triple Ring Technologies, the major technological advancement being only needing one robot in place of the original two robot system. Successful testing on a cadaver limb has been done with this system as well as with a live horse.
The results of this latest testing confirmed that all of the prototype system's functions performed as expected and were consistent with the prior proof of concept testing. The final system architecture, which will integrate all of the subsystems into a commercially ready product, has been developed and commercial readiness is projected to be approximately 12 months away.

The Team

Officers and Directors

Name: Brian Tisher

Brian Tisher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Brian holds primary responsibility for monitoring the overall

financial condition of the company by leading and directing the accounting, financial reporting, and support functions including direct oversight of the day-to-day financial operations of the business. This includes management of the banking functions and the tracking of the equity securities and long-term financing objectives of the company. His current base salary is $48,000 per year. The option to purchase up to 360,000 shares of the common stock of the Company (the "Common Stock") at an exercise price that is intended to be not less than the fair market value of the underlying Common Stock on the date of grant as determined by the Board, or other mutually agreed upon source following an independent third-party 409A valuation.

Other business experience in the past three years:

- **Employer:** HealthSteps LLC
  Title: Co-founder and Chief Operating Officer
  Dates of Service: December 01, 2017 - May 31, 2020
  Responsibilities: Led development efforts and operations/project management

Other business experience in the past three years:

- **Employer:** University of Florida
  Title: Adjunct Faculty Member/Mentor in Residence/Advisory Board Member
  Dates of Service: August 06, 2015 - Present
  Responsibilities: Teach graduate students in financial management within healthcare sector. Also teach healthcare leadership, skills and styles

Other business experience in the past three years:

- **Employer:** UF Innovate
  Title: Mentor in Residence/Advisory Board member
  Dates of Service: April 21, 2015 - April 15, 2020
  Responsibilities: Mentoring startup company clients of UF Innovate to raise capital, commercialize technology and/or services. Served on governance board of UF Innovate.

Name: Michael Silver

Michael Silver's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer & Board of Directors Member
  Dates of Service: November 23, 2016 - Present
  Responsibilities: Responsible for providing strategic, financial and operational leadership for the company and will closely coordinate and work with the Board

of Directors and senior leadership team to ensure the financial success of the company. Cash compensation - $150,000 per year. The option to purchase up to 2,600,000 shares of the common stock of the Company (the "Common Stock") at an exercise price that is intended to be not less than the fair market value of the underlying Common Stock on the date of grant as determined by the Board following an independent third-party 409A valuation.

Name: David Scalzo

David Scalzo's current primary role is with Kirenaga Partners, LLC. David Scalzo currently services Board member hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors Member
  Dates of Service: December 22, 2021 - Present
  Responsibilities: David Scalzo provides governance and represents Prisma's lead investor, Kirenaga Partners, LP

Other business experience in the past three years:

- **Employer:** Kirenaga Partners, LLC
  Title: Founder and Managing Partner
  Dates of Service: June 01, 2013 - Present
  Responsibilities: Investment fund management

Other business experience in the past three years:

- **Employer:** Northwestern University Wildcat Athletic Venture Fund (NU/WAVE)
  Title: Fund Advisor
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Serves as an advisor for fund activity

Other business experience in the past three years:

- **Employer:** Censys Technologies Corporation
  Title: Director
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Serves on board of directors

Other business experience in the past three years:

- **Employer:** Violet Defense
  Title: Director

Dates of Service: January 01, 2020 - Present
Responsibilities: Serves on board of directors/governance

Other business experience in the past three years:

- **Employer:** 4MATIV
  Title: Director
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Serves on board of directors/governance

Other business experience in the past three years:

- **Employer:** Spintech Holdings, Inc.
  Title: Director
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Serves on board of directors/governance

Other business experience in the past three years:

- **Employer:** Advisor Engine
  Title: Co-Founder and Director
  Dates of Service: January 01, 2015 - May 01, 2020
  Responsibilities: Served on board of directors/governance

Name: Joseph Heanue

Joseph Heanue's current primary role is with Triple Ring Technologies. Joseph Heanue currently services Board member hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors member
  Dates of Service: December 22, 2021 - Present
  Responsibilities: Company governance

Other business experience in the past three years:

- **Employer:** Triple Ring Technologies
  Title: President and Chief Executive Officer
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Responsible for guiding the mission and vision for a highly specialized research and development engineering company.

Name: Sheetal Patel

Sheetal Patel's current primary role is with Kiran and Pallavi Patel Family Office. Sheetal Patel currently services Board member hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors member
  Dates of Service: February 09, 2022 - Present
  Responsibilities: Company governance

Other business experience in the past three years:

- **Employer:** Kiran and Pallavi Patel Family Office
  Title: Chief Operating Officer
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Investment fund management

Other business experience in the past three years:

- **Employer:** KDG Capital
  Title: Principal Partner
  Dates of Service: June 01, 2018 - Present
  Responsibilities: Oversees asset management and real estate investments

Other business experience in the past three years:

- **Employer:** Karma Equestrian Center
  Title: Independent Business Owner
  Dates of Service: October 01, 2013 - Present
  Responsibilities: Oversees operations management and provides governance

Other business experience in the past three years:

- **Employer:** S K Imaging, PLLC
  Title: President and Founder
  Dates of Service: July 01, 2009 - Present
  Responsibilities: Provides operational oversight and corporate governance

Other business experience in the past three years:

- **Employer:** Form I-9 Compliance, LLC
  Title: Chief Executive Officer
  Dates of Service: May 01, 2016 - December 31, 2021
  Responsibilities: Provided vision and strategic development as well as

management oversight for operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in our industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering non-voting common equity shares in the amount of up to$1.07 million in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational system or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our system. Delays or cost overruns in the development of our system and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company,

you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It

should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Prisma Imaging was formed on November 23, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Prisma Imaging has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the system is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Silver	2,537,582	Voting Common Stock	60.7%
Michael Silver	814,865	Series Seed Preferred Stock	

The Company's Securities

The Company has authorized Non-Voting Common Stock, Voting Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Non-Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

General. The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Non-Voting Common Stock. Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; provided that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder

Dividend Rights. Holders of Common Stock have certain dividend rights. (See Exhibit F for additional detail)

Right of First Refusal. No stockholder or involuntary transferee shall dispose of or transfer any shares of the Company which such stockholder now owns or may hereafter acquire except as set forth in Section 6.3(b) of the Company Bylaws. Any purported transfer or disposition of shares in violation of the terms of Section 6.3(b) of the Company Bylaws shall be void and the Company shall not recognize or give any effect to such transaction. i. An individual stockholder shall be free to transfer, during such stockholder's lifetime or by testamentary transfer, any or all of such stockholder's shares of the Company to such stockholder's spouse, any of such stockholder's children, grandchildren or direct lineal descendants, whether by blood or by adoption, spouses of such issue, parents, siblings, or direct lineal descendents, whether by blood or by adoption, of such siblings, domestic partner sharing the same household, university or charitable organization or a trust or family limited partnership for the sole benefit of those persons or any of them, a Section 501(c)(3) organization or a non-profit foundation or other non-profit organization; and a stockholder which is a partnership, corporation or limited liability company shall be free to transfer any or all of its shares of the Company to its partners, stockholders or members, respectively, if there is no consideration for such transfer; but, in case of any such transfer, the transferee shall be bound by all the terms of this provision and no further transfer of such shares shall be made by such transferee except back to the stockholder who originally owned them or except in accordance with the provisions of Section 6.3(b) of the Company Bylaws..

Voting Common Stock

The amount of security authorized is 12,000,000 with a total of 7,945,976 outstanding.

Voting Rights

1. General. The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights,

powers and preferences of the holders of the Preferred Stock set forth herein. 2. Voting Common Stock. Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

Material Rights

The amount of Voting Common Stock outstanding includes 4,485,860 shares reserved for issuance under the Company's 2021 Stock Incentive Plan.

General. The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Dividend Rights. Holders of Common Stock have certain dividend rights. (See Exhibit F for additional detail)

Right of First Refusal. No stockholder or involuntary transferee shall dispose of or transfer any shares of the Company which such stockholder now owns or may hereafter acquire except as set forth in Section 6.3(b) of the Company Bylaws. Any purported transfer or disposition of shares in violation of the terms of Section 6.3(b) of the Company Bylaws shall be void and the Company shall not recognize or give any effect to such transaction. i. An individual stockholder shall be free to transfer, during such stockholder's lifetime or by testamentary transfer, any or all of such stockholder's shares of the Company to such stockholder's spouse, any of such stockholder's children, grandchildren or direct lineal descendants, whether by blood or by adoption, spouses of such issue, parents, siblings, or direct lineal descendents, whether by blood or by adoption, of such siblings, domestic partner sharing the same household, university or charitable organization or a trust or family limited partnership for the sole benefit of those persons or any of them, a Section 501(c)(3) organization or a non-profit foundation or other non-profit organization; and a

stockholder which is a partnership, corporation or limited liability company shall be free to transfer any or all of its shares of the Company to its partners, stockholders or members, respectively, if there is no consideration for such transfer; but, in case of any such transfer, the transferee shall be bound by all the terms of this provision and no further transfer of such shares shall be made by such transferee except back to the stockholder who originally owned them or except in accordance with the provisions of Section 6.3(b) of the Company Bylaws.

Series Seed Preferred Stock

The amount of security authorized is 4,000,000 with a total of 2,059,865 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. 3.2 Preferred Stock Protective Provisions. At any time when at least 1,000,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof) without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

Material Rights

The amount outstanding of Series Seed Preferred Stock does not include shares issued pursuant to the Company's Regulation D offering described in the company securities section.

Rights of conversion - Holders of preferred stock are entitled to certain rights to convert. (See Exhibit F for additional detail)

Liquidation preference - Holders of preferred shares shall receive certain preferences in the event of liquidations, dissolutions, mergers or consolidations. (See Exhibit F for

additional detail)

Dividend Rights - Holders of preferred shares have certain dividend rights. (See Exhibit F for additional detail)

Anti-Dilution Provisions - Holders of Preferred Stock have certain Anti-Dilution protections. (See Exhibit F for additional detail)

Right of First Refusal. No stockholder or involuntary transferee shall dispose of or transfer any shares of the Company which such stockholder now owns or may hereafter acquire except as set forth in Section 6.3(b) of the Company Bylaws. Any purported transfer or disposition of shares in violation of the terms of Section 6.3(b) of the Company Bylaws shall be void and the Company shall not recognize or give any effect to such transaction. i. An individual stockholder shall be free to transfer, during such stockholder's lifetime or by testamentary transfer, any or all of such stockholder's shares of the Company to such stockholder's spouse, any of such stockholder's children, grandchildren or direct lineal descendants, whether by blood or by adoption, spouses of such issue, parents, siblings, or direct lineal descendents, whether by blood or by adoption, of such siblings, domestic partner sharing the same household, university or charitable organization or a trust or family limited partnership for the sole benefit of those persons or any of them, a Section 501(c)(3) organization or a non-profit foundation or other non-profit organization; and a stockholder which is a partnership, corporation or limited liability company shall be free to transfer any or all of its shares of the Company to its partners, stockholders or members, respectively, if there is no consideration for such transfer; but, in case of any such transfer, the transferee shall be bound by all the terms of this provision and no further transfer of such shares shall be made by such transferee except back to the stockholder who originally owned them or except in accordance with the provisions of Section 6.3(b) of the Company Bylaws.

What it means to be a minority holder

As a holder of the non-voting common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another

crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $200,000.00
  Use of proceeds: Product development services.
  Date: March 30, 2020
  Offering exemption relied upon: 506(d)(1,2,3), 506(e)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $810,000.00
  Number of Securities Sold: 810,000
  Use of proceeds: R&D and general operational expenses
  Date: December 22, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Prisma Imaging Inc. is a technology development company that has completed significant milestones to bring a next generation, CT imaging system to the equine veterinary services market. Prisma expects to generate revenue within 12-months of completing current funding efforts.

Foreseeable major expenses based on projections:

The majority of Prisma's projected expense over the next 12 months is related to completing the final commercial-readiness stage of development of the robotic CT imaging system including the deployment of commercially-ready systems.

Future operational challenges:

The technology risk associated with developing a working robotic CT imaging system has been significantly reduced by Prisma based on the current state of development and overall system readiness. The final stage of development involves active deployment of commercially-ready systems to multiple sites and tracking of system performance to validate system readiness. The remaining challenges are primarily related to effective operational execution.

Future challenges related to capital resources:

Current funding targets will allow the final stage of development to be completed and initial systems to be installed within 12 months of receiving necessary capital. Prisma projects operating revenue to be sufficient to fund operations within within 12 months after the first commercially-ready systems are operational.

Future milestones and events:

1) Completion of the final stage of development to deploy commercially ready systems and 2) commencement of commercial sales. Based on the recurring revenue model being employed by Prisma, these two milestones being accomplished will allow the company to be sustained by operating revenue, and reaching profitability within 24 months of deployment of the initial commerically-ready systems.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Prisma has received a lead investor as well as follow-on investors that have provided $810,000 for it's current $4M seed round. The round is still open and projected to bring in an additional $1.94 million.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised through Prisma's StartEngine campaign will enable the company to complete the system development and install its first field ready, robotic CT imaging system. This represents a significant milestone for the company and it will facilitate commercial sales of the system and revenue for the company.

The company has received a seed round that is running in tandem with its StartEngine campaign and will continue to pursue outside investments to fund the company's future growth initiatives.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Prisma's StartEngine campaign will augment and help to support Prisma's pathway moving from development to commercialization and accelerate the time to market.

The gross proceeds from the StartEngine campaign of $1.07M represents approximately 25% of the company's current $4M Preferred Series Seed funding round.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum raise of $10,000 will not have a material impact to the continued operations of the company or on Prisma's operating timeframe. If Prisma raises the minimum offering amount, these proceeds will go to pay StartEngine administration expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If Prisma raises its maximum offering amount of $1.07M, the company hopes to be

able to successfully reach commercial operations within 12 months and become self-funded thereafter by internally generating operating revenue.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Prisma will continue to pursue additional capital raises to support and accelerate future growth initiatives for the company. However, the company hopes to become fully supported from internally generated operating revenue within 12 months of completing the current round of equity funding.

Indebtedness

- **Creditor:** Bank of America
  Amount Owed: $48,963.00
  Interest Rate: 18.0%

- **Creditor:** Citi Master Card
  Amount Owed: $24,789.00
  Interest Rate: 16.0%

Related Party Transactions

Valuation

Pre-Money Valuation: $10,005,841.00

Valuation Details:

Prisma's pre-money valuation of $10,005,841 is based on activity associated with its current Preferred Seed Series Reg D round of funding initiated in December 2021, as well as certain technology milestones accomplished since the initiation of the company's Preferred Seed Series round of funding.

Prisma initiated a Preferred Seed Series Red D round of funding in December 2021. The company's pre-money valuation of $8,000,000 in December 2021 was determined by Prisma's lead investor, Kirenaga Partners LP after completing due diligence on our company information including but not limited to technology and development milestones achieved, financial projections, and market specific information. Kirenaga is the lead investor in Prisma's current $4,000,000 Reg D seed round.

Since the determination of Prisma's Preferred Reg D Seed Series $8,000,000 pre-money valuation by Kirenaga Partners in December 2021, the company has completed

an additional 5-months of development work on the system resulting in the achievement of key commercial-readiness milestones, and leading to the submission of a provisional patent application for its recently-developed horse-containment system. Prisma's horse-containment system is anticipated to be a significant differentiating factor versus the technology and system design of its competitors.

The company's $10,005,841 pre-money valuation not only reflects the disruptive nature of Prisma's technology within the equine veterinary industry but also reflects its status of having a working prototype and strong expressions of interest from multiple customers to purchase systems once commercial readiness is achieved.

Additionally, we believe the company's management adds significant value:

Michael Silver (CEO) - Michael Silver has over 30 years of entrepreneurial and institutional experience. Prior to founding Prisma Imaging, he founded, built and successfully divested a business in the consumer products industry. He has held a variety of positions in finance and operations at a diversified portfolio of both public and private companies.

Brian Tisher (CFO) - Seasoned executive with a twenty five-year background in the healthcare services industry with a focus on market development, revenue growth, and business unit profitability. Experienced in all aspects of financial management, operations management, organizational compliance, and strategic development with an ability to communicate effectively across all levels of an organization.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

This valuation was calculated internally without the use of any formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Service Fees*
  96.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  85.0%
  Proceeds will be used to fund the remaining commercial-readiness work representing the final stage of development allowing the company to commence commercial sales of the system.

- *Operations*
  9.5%
  Proceeds will support the general and administrative expenses of the company as well as expenses related to initial commercial sales of the system.

- *Marketing*
  1.0%
  Some funds may be used to market the Crowdfunding Raise.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.prismaimaging.com (prismaimaging.com/reports).

The Company must continue to comply with the ongoing reporting requirements

until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/prismaimaging

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Prisma Imaging, Inc.

[See attached]

PRISMA IMAGING, INC.

REVIEWED FINANCIAL STATEMENTS AND REPORT

FOR THE YEAR ENDED DECEMBER 31, 2021

PRISMA IMAGING, INC.

REVIEWED FINANCIAL STATEMENTS AND REPORT

FOR THE YEAR ENDED DECEMBER 31, 2021

Contents **Pages**

1 E Erie St
Suite 525-2419
Chicago, IL 60611
262-977-6500
audit@smartsolutionscpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT TO THE MANAGEMENT OF PRISMA IMAGING, INC.

We have reviewed the accompanying financial statements of Prisma Imaging, Inc. ('the Company') which comprise the balance sheet as of December 31, 2021, the related income statement, statement of changes in equity, cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Emphasis of Matter - Revision of the Financial Statements

As discussed in Note 13 to the financial statements, subsequent to the issue of the accountant's review report dated March 21, 2022, a correction was required to be made in the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the

1 E Erie St
Suite 525-2419
Chicago, IL 60611
262-977-6500
audit@smartsolutionscpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT TO THE MANAGEMENT OF PRISMA IMAGING, INC. (continued)

Accountant's Responsibility (continued)

financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Noman Tahir CPA
License: 065.054304
Chicago
State of Illinois
May 10, 2022

PRISMA IMAGING, INC.

BALANCE SHEET

AS OF DECEMBER 31, 2021

	2021	2020
Assets		
Current assets:		
Cash and cash equivalents	$ 336,257	$ 3,085
Total current assets	336,257	3,085
Non-current assets:		
Intangible asset	-	789
Deferred tax asset, net	-	-
Total non-current assets	-	789
Total assets	**$ 336,257**	**$ 3,874**
Liabilities and Equity		
Current liabilities:		
Accounts payable	$ -	$ 81,338
Other liabilities	121,184	120,806
Total current liabilities	121,184	202,144
Non-current liabilities:		
Owner's loan	-	889,731
Convertible loan	-	212,000
Total non-current liabilities	-	1,101,731
Total liabilities	121,184	1,303,875
Equity:		
Common stock	346	-
Preferred stock	176	-
Additional paid-in capital	1,766,189	-
Accumulated deficit	(1,551,638)	(1,300,001)
Total equity	215,073	(1,300,001)
Total liabilities and equity	**$ 336,257**	**$ 3,874**

The accompanying notes are an integral part of these financial statements.

PRISMA IMAGING, INC.

INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2021

	2021	2020
Operating expenses:		
Claim settlement	$ 125,000	$ -
Legal and professional services	67,143	18,453
Research	62,729	150,424
Insurance	3,763	15,250
Advertising and marketing	3,690	27,403
Travel	2,766	12,706
Bank charges	1,294	15,904
Stock compensation expense	229	-
Other	55,983	25,855
Total operating expenses	322,597	265,995
Other income	70,960	-
Net loss for the year	**$ (251,637)**	**$ (265,995)**

The accompanying notes are an integral part of these financial statements.

PRISMA IMAGING, INC.

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Common stock	Preferred stock	Additional paid-in capital	Accumulated Deficit	Total Equity
Balance as of January 1, 2020	$ -	$ -	$ -	$ (1,034,006)	$ (1,034,006)
Net loss for the year	-	-	-	(265,995)	(265,995)
Balance as of December 31, 2020	**$ -**	**$ -**	**$ -**	**$ (1,300,001)**	**$ (1,300,001)**
Balance as of January 1, 2021	-	-	-	(1,300,001)	(1,300,001)
Issuance of stock	346	176	1,766,189	-	1,766,711
Net loss for the year	-	-	-	(251,637)	(251,637)
Balance as of December 31, 2021	**$ 346**	**$ 176**	**$ 1,766,189**	**$ (1,551,638)**	**$ 215,073**

The accompanying notes are an integral part of these financial statements.

PRISMA IMAGING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

		2021		2020
Operating activities:				
Net Loss for the year	$	(251,637)	$	(265,995)
Adjustments for:				
Depreciation and amortization		-		67
Interest expense		-		12,000
Amortization		789		-
Changes in operating liabilities:				
(Decrease)in accounts payable		(81,338)		(176,912)
(Decrease) Increase in other liabilities		378		49,861
Net cash used in operating activities		(331,808)		(380,979)
Financing activities				
Issuance of stock		1,766,711		-
Loan converted into the issuance of stock		(1,101,731)		-
Owner's loan		-		176,257
Loan receipt		-		200,000
Net cash provided by financing activities		664,980		376,257
Net change in cash and cash equivalents		**333,172**		**(4,722)**
Cash and cash equivalents, beginning of the year		3,085		7,807
Cash and cash equivalents, end of year	**$**	**336,257**	**$**	**3,085**

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of operations

Prisma Imaging, Inc. ('the Company') was formed in the state of Delaware on June 10, 2016 and was converted into C-corporation on December 22, 2021, by amending its article of incorporation. The Company is formed for the development of newly designed radiographic imaging techniques and modalities that will be capable of capturing never-before-seen perspectives of the equine and large animal patient. The Company's key objective is to provide the practitioner with the means by which to achieve a more effective and efficient diagnosis, prognosis, and overall improved patient care, compared to current imaging practices.

Note 2 – Summary of significant accounting policies

Basis of Accounting

The preparation of these financial statements and accompanying notes in conformity with the United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks.

Intangible asset

An intangible asset is stated at cost less accumulated depreciation and identified impairment losses, if any. The amortization is calculated using straight-line methods over its useful life.

Convertible Loan

Convertible loan measured at the principal amount with interest on the outstanding principal amount.

Income Taxes

The management of the Company has elected treatment as a C Corporation under the Internal Revenue Code. Under this election the Company is required to pay federal and state taxes.

Other Income

It represents the amount forgiven by the stockholder of the Company during the year.

Note 3 – Intangible asset

	2021	2020
License fee	$ 1,000	$ 1,000
License fee – gross	1,000	1,000
Accumulated amortization	(1,000)	(211)
License fee – net	**$ -**	**$ 789**

Note 4 – Income Taxes

The provision for income tax is summarized below:

	2021	2020
Current tax:		
- Federal	$ -	$ -
- State	-	-
Total current tax expense	-	-
Deferred tax:		
Deferred tax benefit	(74,502)	-
Deferred tax assets valuation allowance	74,502	-
Net deferred tax benefit	-	-
Tax Reconciliation:		
Taxable loss	(250,848)	-
Tax for C Corporation	-	-
Less:		
Deferred tax income on unused tax losses	(74,502)	-
Deferred tax assets valuation allowance @100%	74,502	-
Income taxes	-	-
The net deferred tax asset/liabilities include the following:		
Deferred tax asset	74,502	-
Deferred tax liability	-	-
	74,502	-
Less: Deferred tax assets valuation allowance @100%	(74,502)	-
Net deferred tax asset	$ -	$ -

A valuation allowance totalling $74,502 as of 2021 year-end has been established for deferred income tax assets primarily related to unused tax loss carry forwards that may not be realized.

Note 4 – Income Taxes (continued)

Realization of the net deferred income tax assets is dependent on generating sufficient taxable income prior to their expiration.

Note 5 – Common stock

The Company is authorized to issue 12,000,000 shares of common stock each of $0.0001 par value. As of December 31, 2021, 3,460,116 common stock shares were issued and outstanding.

Shares of Common stock have the following rights and privileges:

Voting – The holder of each share of common stock is entitled to one vote per share held.

Dividends – Common stockholders are entitled to receive dividends, if and when declared by the Board of Directors, subject to the rights of holders of all classes of stock outstanding having priority rights as to dividends.

Note 6 – Preferred stock

The Company is authorized to issue 4,000,000 preferred shares each of $0.0001 par value. As of December 31, 2021, 1,759,865 shares were outstanding which were fully vested at the reporting date.

Shares of Preferred stock have the following rights and privileges:

Voting – Shareholders of Preferred Stock are entitled to cast the votes equal to the number of shares of Common Stock, into which the shares of Preferred Stock are convertible, as of the record date for determining stockholders entitled to vote on such matter.

Dividends – the holders of each series of Preferred Stock outstanding will receive a dividend on each outstanding share of such series of Preferred Stock in an amount equal to dividend on Common Stock or any class or series that is convertible into Common Stock. The dividend per share of such series of Preferred Stock would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.

Liquidation – In the event of any liquidation, dissolution, winding-up or sale or merger of the Company, whether voluntarily or involuntarily, each holder of Preferred Stock is entitled to receive preference to the holders of common stock.

Conversion – A share of each series of Preferred Stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into such number of fully paid and non-assessable shares of Common Stock as determined by dividing the applicable original issue price of such series of Preferred Stock by the applicable conversion price of such series of Preferred Stock in effect at the time of conversion.

Note 7 – Convertible Loan

	2021	2020
Principal amount	$ -	$ 200,000
Interest accrued	-	12,000
Total convertible loan	**$ -**	**$ 212,000**

The Company issued convertible loan into equity instruments of the principal amount of $200,000 to Triple Ring Technologies, llc. (a vendor) on March 30, 2020 at the rate of 8% per annum. Preference shares were issued against this loan during the year.

Note 8 – Other liabilities

	2021	2020
Credit cards' payable	$ 73,752	$ 111,552
Patent cost payable	9,254	9,254
Accrued expenses	38,178	-
Total other liability	**$ 121,184**	**$ 120,806**

Note 9 – Owner's loan

These represent a loan from the owner. The Company has issued stock against the outstanding debt.

Note 10 – Claim settlement

It represents a negotiated settlement amount paid to James Waldsmith and Vetel Diagnostics as a stock repurchase.

Note 11 – Contingencies and commitments

The Company has made a rent agreement for primary office location on a month-to-month lease for $600 per month.

The Company has also made another rent agreement for laboratory space for $999 per month.

There are no contingencies as of December 31, 2021.

Note 12 – Concentration of credit risk

The financial instruments that potentially subject the Company to credit risk include cash at banks. The Company's cash balances are maintained at a reputed financial institution. The Company believes that they are not exposed to any significant credit risk.

Note 13 – Subsequent events

Revision of the Financial Statements

After the issuance of the accountant's report dated March 21, 2022 on the financial statements, an error was discovered in the number of outstanding preferred stock in Note 6, as a consequence, the correction was made after the issuance of the review report.

No adjusting or significant non-adjusting events have occurred between the reporting date and the date of authorization other than those already disclosed in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Prisma Imaging

Must love horses! Save lives while investing in innovative tech


Prisma
Revolutionizing Equine
Radiography & CT Imaging

Website · Alachua, FL · HEALTH TECH

$0.00 raised

0 Investors	**$10M** Valuation
$1.00 Price per Share	**$300.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Prisma is developing and intends to bring to market a novel system that is capable of providing both digital radiographic and CT imaging of the entire anatomy of a conscious, weight-bearing horse. This development represents an opportunity to improve upon existing imaging employed in the equine industry and will displace traditional CT imaging. These improvements represent the ability to provide better diagnostics, performance, care, and promote the health and welfare of horses compared to current imaging options.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- **Horses are needlessly suffering and experiencing career-ending or even catastrophic, fatal injuries.** The life-saving diagnostics that would keep them safe, healthy, and promote a better quality of life, CT imaging, is grossly underutilized because of its cost, difficulty to implement, and is a potential risk to the horse's health and safety. Prisma's "game-changing" technology offers a solution that addresses these shortcomings.

- **Prisma's technical lead and co-development partner is Triple Ring Technologies**, one of the industry leaders in developing advanced imaging technology that has the skill sets to execute the system's final push to commercial readiness. Triple Ring is also an investor in Prisma.

- **Prisma has secured a venture capital investor, Kirenaga Partners**. Having investments and being vetted by Kirenaga and Triple Ring, is a great vote of confidence in the viability of achieving commercial success.

OVERVIEW

A healthy-sized industry - Why we should care?


Other
14%
Racing
1,224,000
17%
Working
537,000
8%
7.2. million
US. Horses
Recreation
3,141,000
44%
Showing/Competition
1,228,000
17%


$122 Billion
Total Value Added to US Economy
1,744,747 Jobs
Total Employment Impact

A recent study conducted by the American Horse Council Foundation (source) revealed that the economic activity involved in caring for the nation's 7.2 million horses directly contributes over $122 billion to America's Gross Domestic Product and 1.7 million jobs. The US horse population of 7.2 million is a fraction of the worldwide equine population which totals a staggering 50 million horses.

However, to be successful, horses need to be healthy.

THE EQUINE PATIENT NEEDS PRECISE MEDICAL IMAGING

According to our research, horses are prey animals, which means that instinctively they will hide any signs of injury or distress to avoid being the next meal for a predator that looks for the weak to make an easy kill. Unlike Mr. Ed, our 4-legged friends can't tell us when they're hurt, and most catastrophic, fatal occurrences are caused by latent injuries or defects in the skeletal system that go undetected. So, an efficient, effective way to discover these problems will reduce these tragedies and help save lives.


Radiography & CT Imaging are ideal to assess the health, injuries and recovery of horses.
BUT THESE DIAGNOSTIC METHODS ARE UNDERUTILIZED.
So, why do these shortcomings exist and why is more not being done to protect this lucrative industry?

THE PROBLEM

Current CT Radiology has too many limitations


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Current imaging technology has several limitations and is not well-suited for horses. It requires the patient to be anesthetized which is dangerous and potentially life-threatening for the horse and unsafe for medical personnel (source). It also necessitates a team to awkwardly position an unconscious twelve-hundred-pound patient into a CT donut. Lastly, it can't image the high-mass parts of the equine anatomy which often leads to an incomplete or faulty diagnosis.

CT RADIOLOGICAL TECHNOLOGY IS NOT WELL-SUITED FOR EQUINE PATIENTS



Issues with this current imaging technology:

- Requires horses to be anesthetized, which can be potentially dangerous for the patient
- Significant added cost, difficult to implement, and requires multiple personnel
- Cannot show certain high-mass body parts (abdomen, hips, axial skeleton)

THE SOLUTION

Technology that prioritizes equine health and safety


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** Prisma Imaging products shown in the above video are in the prototype phase. Product is not currently available on the market.*

Prisma's technology will be easy to implement and safe for both the horse and handler. The horse is walked into position and requires only mild sedation; Robotics provides unlimited access to virtually every anatomical region of a standing, conscious horse including the axial skeleton, hips, pelvis, and abdomen. Prisma's system utilizes two types of radiographic imaging technologies which reveal the high-mass areas of the equine anatomy and generates high-resolution images that current imaging technology can't do. The horse is safely in and out fast.

THE PRISMA IMAGING SOLUTIONS

Made possible by three major innovations:

The Use Of Robotics
which allows for unlimited geometry

Line Scan & Cone Beam Radiography
which allows for full-body imaging

Motion Correction System
which allows for diagnostic image quality despite movement

WHY WE ARE DIFFERENT THAN OTHERS IN THE CURRENT COMPETITIVE LANDSCAPE

KEY PERFORMANCE SYSTEM CAPABILITIES

	 System 1	 System 2	 System 3	 System 4	 System 5	 Prisma
Distal Limb CT Imaging	✓	✗	✓	✓	✓	✓
Conscious, Standing Patient	✓	✗	✓	✓	✓	✓
Axial Skeleton, Hip & Abdomen Imaging	✗	✗	✗	✗	✗	✓
Motion Correction System	✗	✗	✗	✓	✓	✓

We believe that none of the attempts to build equine CT systems offer a comprehensive solution to image the entire anatomy. Or worse, they make anesthesia necessary which is potentially dangerous and life-threatening for the patient. According to insights from our research, systems 1 and 2 are essentially repurposed CT equipment from the human market and are considerably more expensive compared to the Prisma system. System 4 had the right idea in using robots, but they never developed a working system and has been out of business since 2016. System 5, which also uses robots, has yet to produce diagnostic quality CT images and can't image the high-mass parts of the horse, which is a shortcoming of System 3 as well. We believe Prisma offers superior capabilities and other innovations, which you'll see later, between current radiographic imaging technology and these ventures.

THE SAFETY OF THE HORSE AND THE HANDLER ARE PARAMOUNT

According to our research, Prisma is one of the only standing CT systems that employs advanced design to ensure that the horse and the handler are safe during the imaging process.



**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development not yet available on the market.*



**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development not yet available on the market.*

THE MARKET

Multi-Billion Dollar Market for Prisma's Technology

THE MOST LIKELY OPPORTUNITIES TO ACQUIRE PATIENTS

	**Racing** 200K active racing in US 4 scans/year * $1,000/scan	**$800M** Potential Revenue
	**Showing/Competition** 600K active showing in US 1 scan/year * $1,000/scan	**$600M** Potential Revenue
	**Companion/Recreation** 3.1M companion or recreation animals in the US	**$3.1B** Potential Revenue

Source: Jockey Club

The obvious beneficiaries of Prisma's imaging technology will be horses that are in the competitive sectors. According to our research, in looking at these categories in the US, racing and showing, a consensus among trainers, horse owners and vets revealed that a horse that is active in the racing sector should be proactively imaged a minimum of 4 times a year. The company believes that, in the US, approximately 200,000 out of the 1.2 million horses in the racing category are actively involved in training and competition. The determination of the appropriate number of scans was based on a horse's race schedule, training regimen and medical history. Also taken into consideration was the advanced, safe and efficient functionality of Prisma's system, especially since the horse does not need to be anesthetized, and our ability to image the axial skeleton. At $1,000/study, this equates to a TAM of $800 million for the racing category.

Based on discussions we've had with trainers, owners and vets, the company believes that for the showing category active participants, which in the US is approximately 600,000 out of the 1.2 million population, the consensus was that they should be proactively imaged a minimum of once a year. The determination for the frequency was arrived at with a similar methodology as racing. At $1,000/study, this equates to a TAM of $600 million for the showing category. Looking at the remaining 3.1 million recreational horses in the US, the worldwide equine population of 50 million and based on a consensus from medical professionals, we may conclude that there is a multi-billion- dollar market opportunity for Prisma's imaging technology.

OUR TRACTION

WE HAVE RECEIVED SUPPORT AND ENTHUSIASM FROM MANY MEMBERS OF EQUINE COMMUNITY ABOUT THE TECHNOLOGY PRISMA IS DEVELOPING AND THE BENEFITS IT COULD PROVIDE TO THE INDUSTRY.

> “CT imaging is the gold standard for the detection of latent defects and injuries. A system that can perform this on a conscious patient and image the axial skeleton will truly revolutionize equine imaging and diagnostics.”
>
> Dr. Kurt Selberg, MS DVM MS DACVR

> “In our practice, the more advanced imaging we can perform in a sedated standing horse allows us to use it much more.”
>
> Dr. Brendan W. Furlong, MVB MRCVS

> “The "black box" diagnostic dilemma in equine medicine is the axial skeleton. Any system that can provide useful information about the anatomy and pathology in the axial spine is likely to gain acceptance by practicing veterinarians.”
>
> Dr. Paul D. McClellan, DVM

**The above testimonials are personal opinions and are not a guarantee of future financial performance or success*

Since its inception, Prisma has been in regular contact with a number of research universities, large equine veterinary practices and major equine industry organizations, all of which are very supportive and enthusiastic about the technology we are developing and the benefits that it will provide to the equine industry. We have strong levels of interest from these parties and they are excited to see the commercialization of our technology

A functional working prototype system exists and the first “field-ready” system is being installed at an equine veterinary practice in July. We hope to begin commercial sales in early 2023.

As we move toward commercialization, Prisma’s business model will be based on a three-segment sale strategy for the equine market:

- Academic research institutions
- Large equine clinics
- Company developed and operated mobile imaging systems

MARKET EXPANSION OPPORTUNITIES

Zoos & Nature Preserves

Medical imaging diagnostics for large animals for which any solutions do not exist, according to our research

More humane treatment & better patient care

Human Bariatric Population

Able to image high-mass bodies

Overcomes size and weight limitations of conventional CT donut

Cattle/Food Animal Industry

The ability to measure body composition, in vivo & to determine value, meat quality & breeding potential

Technical advancements from initially operating within the equine industry will create opportunities to develop other potential applications. For example, other large animals in zoos and nature preserves, the cattle and food animal industry, and even in the human market to address the imaging challenges for the growing bariatric population.

Other potential opportunities will come from newly available data about the equine patient's axial skeleton made possible by Prisma's technology that will be accumulated from the system's utilization. This valuable data will be correlated to the horses' performance during their competitive career. Eventually, the aggregated results could be used as a predictor of a horses' performance potential and other important characteristics that will benefit the industry.

WHY INVEST

Improving quality of life for horses everywhere



Prisma Imaging offers investors the opportunity to be part of one of the next disruptors in promoting better care and safer, more humane existence for our beloved horses.

Additionally, Kirenaga Partners has institutionally vetted us and has been taking the lead investment in Prisma's current seed round, which is a great vote of confidence in the technology that Prisma has developed. This is further amplified by also having the financial support of Triple Ring Technologies, Prisma's technical lead and co-development partner, as they are experienced in the imaging industry.



**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development not yet available on the market.*

OFFERING ADVANCED EQUINE IMAGING TECHNOLOGY

Technology that can access an equine patient's entire anatomy while they're conscious and weight-bearing.

Safety - No Anesthesia

Avoids the risks of the patient being "knocked down."

Better, Easier CT Scans

Patient is conscious and standing in a weight-bearing position

Lower Operating Cost

Higher patient throughput with less personnel

All Shapes And Sizes

Accommodates animals above the weight and dimensional capacity of conventional and large-bore CT scanners

In the future, we envision our ground-breaking, highly beneficial diagnostic technology supporting the sustainable, humane treatment of animals in all categories, including our beloved pets, animals that live in captivity (in zoos and nature habitats), and in our food chain.

Prisma is on the precipice of becoming the next disruptor in equine diagnostics, paving the way for a healthier, safer, more humane quality of life for our beloved horses.

08/2017



Proof of concept testing for Linear Diode Array (LDA) detector

The results of the study were successful and prompted the continued work on developing this technology's application for equine imaging.

07/2018



The first functional two-robot system was built.

To demonstrate the effectiveness of employing robots to manipulate the imaging hardware to achieve the necessary coverage/geometry to acquire images of a standing conscious horse.

02/2020

Triple Ring Technologies Become Co-Development Partner

To progress development Prisma taps into the technical experience and expertise of Triple Ring Technologies, the industry leader in advanced imaging system development.

01/2021



Next Generation Robot System Installed

A new, improved prototype system, the major technological advancement being only needing one robot, in place of the original two robot system.

12/22/2021

Prisma obtains a Lead Investor

Kirenaga Partners LP agrees to become Prisma's Lead Investor in a $4M seed equity financing round.

May, 2022

Steinbeck Peninsula Equine Hospital to Receive Prisma Imaging System

Prisma will be installing its first "field-ready" imaging system at the Steinbeck Peninsula hospital.

In the Press

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Meet Our Team



Michael Silver

Founder & Chief Executive Officer &
Board of Directors Member

Michael has over 30 years of entrepreneurial and institutional experience. From 1992 until 2001, he worked for Ronald Perelman's holding company, MacAndrews and Forbes, Inc., where he worked in a variety of capacities at the M&F companies. In 2002, he started a company, in the housewares industry that he built and successfully divested in 2012. After selling his company, Michael started Prisma Imaging in 2016. His motivation to start Prisma was to develop a solution that addressed the deficiencies that exist in equine imaging, his desire to create new beneficial technology, and his attraction to the contagious passion that exists within the equestrian community. Michael is committed to Prisma for the long-term, beyond the equine market and into the next phase of potential expanded industries that will become viable as Prisma's technology advances.

In addition to recognizing the merits of developing a ground-breaking, highly beneficial diagnostic technology, Michael is equally committed to supporting the humane treatment of animals in all categories, including our beloved pets, animals that live in captivity (in zoos and nature habitats), and in our food chain.

Michael received his BA from Vanderbilt University and his MBA from Fordham.



Brian Tisher

Co-Founder & Chief Financial Officer

Brian serves as chief financial officer for Prisma and is a seasoned healthcare administrator bringing 25 years of experience within the healthcare sector including leadership roles in financial management, strategic development, and healthcare operations. His experience includes 20 years working as a healthcare administrator in the Atlanta healthcare market including positions with Emory University System of Healthcare, Saint Joseph's Health System, and Hospital Corporation of America (HCA) where he worked to develop some of the most successful physician-integration strategies in the Atlanta market.

Brian provides a broad range of experience in health services delivery having worked within both hospital and physician management settings, including for profit/not-for-profit, and academic medical center environments. Brian serves as adjunct program faculty for the University of Florida's Master of Health Administration program teaching healthcare financial management.

Brian received an MBA/MHS Degree from the Warrington College of Business at the University of Florida, where he also earned a certificate degree in Entrepreneurship. He holds a BS in Communications, also from the University of Florida.



David Scalzo

Board of Directors Member

David Scalzo is the Founder and Managing Partner for Kirenaga Partners.

David co-founded the fintech company AdvisorEngine, served as its first CFO and sat on the Board of Directors until its sale to FranklinTempleton. In addition, he has extensive experience initiating, growing and managing businesses through various roles at Credit Suisse, Citadel, Bear Stearns, and Precision Plating Company.

David serves on the Board for the Northwestern University Wildcat Athletic Venture Enterprise (NU/WAVE) investment fund, as well as numerous former and current portfolio companies.

David graduated with a BS in Mechanical Engineering from Northwestern University, a Masters in Manufacturing Engineering from the Illinois Institute of Technology, a Masters in Engineering Management from Northwestern University, and a Masters in Business Administration from the Kellogg School of Management at Northwestern University.



Dr. Joseph Heanue

Board of Directors member

Dr. Joe Heanue has significant leadership experience in device and instrumentation research & development within interdisciplinary environments. He previously served as Vice President of Engineering at NexRay and at Signature Bioscience. At NexRay, Joe led the development of a low-dose x-ray imaging system for interventional cardiology. At Signature, he headed a group that delivered prototype RF and microwave spectroscopy instruments to a major instrument partner; the first of these instruments was launched in 2005 by MDS Sciex.

Joe's extensive research and development experience includes the analysis and design of complex systems, x-ray and gamma-ray detector development, low-noise analog electronics, data-acquisition systems, signal and image processing, high-speed data-processing architectures, and thin-films failure analysis.

Joe holds patents for detector and image processing, spectroscopy, and a patent for medical system imaging architecture that is licensed to a major medical equipment manufacturer. He received a BS in Physics from the Massachusetts Institute of Technology and earned his Ph.D. in Electrical Engineering and Computer Science from the University of California at Berkeley. Joe was a postdoctoral researcher at Xerox PARC, and he has completed the Stanford University Executive Program for Growing Companies.



Dr. Sheetal Patel

Board of Directors member

Dr. Sheetal Patel began her career as a board certified Radiologist, earning her medical degree from University of Miami School of Medicine and going on to complete a residency in Radiology with University of South Florida in Tampa. She furthered her training with a fellowship in Musculoskeletal Radiology, a subspecialty which focuses on sports and orthopedic imaging (including bone and soft tissue tumors). After completing her residency and fellowship she worked with one of the top Radiology groups in Tampa, FL for 9 years.

In 2014, while still practicing radiology, Dr. Patel completed her MBA at University of South Florida, finishing at the top of her class. Soon after earning her MBA she became more actively involved in various business endeavors. Gradually over the course of the next 2-3 years, she transitioned fully into a business role and away from practicing medicine, leading to her current role as COO of the Patel Family Office.

As COO of the Patel Family Office she coordinates operations and investment management across all portfolios. In addition, she actively manages the family's real estate portfolio consisting of just under $1B in assets across the hospitality, commercial real estate, and development sectors.

Additionally, Dr. Patel is involved with various non-profit and charitable endeavors in the medical and education arenas both within and outside of the Patel Family Foundation which has projects both in the US and abroad. Locally, she also supports the Tampa Bay area as Vice President and board member of The Charity Polo Classic, an organization whose mission is "making a difference by collaborating with local charities to build a better Tampa Bay".



Dr. Tobias Funk

Technical Advisor

Dr.Tobias Funk has years of experience in the development of instrumentation for science and medicine. Tobias is an experimental solid-state physicist by training and has focused on utilization of ionizing radiation throughout his career. He developed synchrotron instrumentation for spectroscopy on proteins and ultra-low temperature equipment for nuclear solid-state physics. He has authored over 20 peer-reviewed publications and has over 10 granted and pending patents.



Hailey Gryka

Technical Advisor

Hailey's area of expertise lies at the interface of bioinstrumentation and data science. Her experience is in a broad range of bioinstrumentation including magnetic resonance imaging development, point of care device design and testing, neutron generator and linear accelerators for use in healthcare, and development of data processing and machine learning technologies. She has been involved in various stages of the product development pipeline, from design verification to manufacturing quality control.



Christopher Ellenor, PhD

Technical Advisor

Dr.Christopher Ellenor has experience building experimental systems comprising diverse technical elements. He has great experience on working on laser cooling, imaging and optical design, magnetic trapping of atoms, coil design and ultra-high vacuum (UHV) systems, MRI systems, with a focus on RF safety, as well as embedded and wireless electronics for sensing of patient motion and RF current.



Russell Ford, Fellow

Technical Advisor

Russell Ford has over 18 years experience in the design and development of innovative medical products and manufacturing processes. Russell's expertise includes wearable and implantable devices, surgical equipment and complex drug delivery devices. Russell's has a long history of senior level positions at Zosano Pharma, Abbott Medical Optics, Boston Scientific Neurovascular, and Cygnus Therapeutics. His expertise focuses on applications that include transdermal drug delivery, continuous glucose monitoring, minimally-invasive devices for cataract and laser surgery, as well as neuro-endovascular applications. Russell project management expertise ranges from early stage development through V&V, DFM, high volume scale-up, and commercial launch. Experience also includes development of system level, design, characterization, test method development, materials selection, supplier development, manufacturing process design, and quality systems.



Chris Mitchell, PhD

Technical Advisor

Dr. Chris Mitchell has more than 25 years of hands-on and leadership experience in the design, development, and characterization of innovative x ray-based imaging systems for medical and industrial applications. Before joining Triple Ring Technologies, Dr. Mitchell served in a variety of positions at Alara, Inc., including VP of R&D and Chief Scientific Officer. While there, he led the development of a patented, award-winning bone densitometer, and several computed radiography-based imaging systems for medical, industrial, and veterinary applications. Prior to Alara, Dr. Mitchell served as Manager, Imaging Technologies, at ARACOR, where he led the development of a number of innovative imaging systems, including high-performance digital radiography, and cone-beam computed tomography for high resolution bone imaging and reverse engineering applications. Chris received his B.A. in applied mathematics from Weber State University, and MS (bioengineering) and Ph.D. (electrical engineering) from the University of Utah. He holds 3 patents in the fields of bone densitometry and computed radiography and has authored or co-authored numerous presentations and journal articles. He is a member of the American Association of Physicists in Medicine (AAPM).

Offering Summary

Company	Prisma Imaging, Inc.
Corporate Address	13900 Tech City Circle, Suite #200, Alachua, FL 32615
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$300.00

Terms

Offering Type	Equity
Security Name	Non-Voting Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$10,005,841

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$5000+

Receive 5% Bonus Shares

$10,000+
Receive 10% Bonus Shares

$15,000+
Receive 15% Bonus Shares

$20,000+
Receive 20% Bonus Shares + Zoom call or in-person meeting with the founder

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Prisma Imaging will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Header Video

Michael: Who doesn't love horses? Well 38 million, or 31% of U.S. households contain a horse enthusiast. And why should we care? Well, the financial impact of the horse industry ripples out and contributes $122 billion dollars and 1.7 million jobs to the U.S. economy. And yet, despite the unbridled regard of millions of horse lovers, we lack an effective way to keep horses healthy and safe—evidenced by the frequency of catastrophic injuries which bring an untimely end to a horse's career and to their lives .

These tragedies are avoidable and the primary culprit that puts a horse's health, safety, and quality of life at risk is the underutilization of critically important diagnostics, specifically being examined with CT imaging. This is compounded by the fact that, unlike Mr. Ed, our 4-legged friends can't tell us when they're hurt, and most career ending and fatal occurrences are caused by injuries in horses that go undetected .

Now, let's take a look at why these conditions exist.

Current imaging technology has several limitations and is not well-suited for horses. It requires the patient to be anesthetized which is dangerous and potentially life-threatening. It also necessitates a team to awkwardly position an unconscious twelve-hundred-pound patient into a CT donut. Lastly, it can't image the high-mass parts of the horse which often leads to an incomplete and faulty diagnosis.

But there is good news.

Prisma has developed a new, better way to image horses. Our system represents the only technology that can access a horse's entire anatomy while they're conscious and weight-bearing enabling the ability to safely perform CT and radiographic imaging without the use of anesthesia.

Now let's take a look at how Prisma does this.

Our technology is easy to implement and safe for both the horse and handler. The conscious horse is walked into position and requires only mild sedation; Robotics provides unlimited access to virtually every anatomical region including the axial skeleton, hips, pelvis, and abdomen. The horse is safely in and out fast.

On the technology front, Prisma has partnered with Triple Ring Technologies —the industry leader in advanced imaging technology and who has the skill sets to execute the system's final push to commercial readiness. By the way, Triple Ring is also an investor in Prisma.

Since Prisma's inception four years ago, we have invested over $1 million dollars and achieved significant milestones that have derisked the technical and developmental aspects of the system and that have us on a clear, defined path to commercialization.

So where else can we go with this? Technical advancements from initially operating within the

equine industry could create opportunities to develop other potential applications. For example, other large animals in Zoo's and nature preserves, the cattle and food animal industry, and even in the human market to address the imaging challenges for the growing bariatric population.

In addition to recognizing the merits of developing a ground-breaking highly beneficial diagnostic technology for horses, Prisma is equally committed to supporting the humane treatment of animals in all categories, including our beloved pets, animals that live in captivity, an even those in our food chain.

We're in the home stretch and heading for the finish line. Invest today, and help promote a safer, more humane existence for our beloved horses.

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:39 PM 04/25/2022
FILED 03:39 PM 04/25/2022
SR 20221615574 - File Number 6065270

AMENDED & RESTATED CERTIFICATE OF INCORPORATION OF PRISMA IMAGING, INC.

Pursuant to Section 102 of the General Corporation Law of Delaware, the undersigned hereby submits this Certificate of Incorporation for the purposes of forming a business corporation.

ARTICLE I

The name of this corporation is Prisma Imaging, Inc. (the "**Corporation**").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 2140 South Dupont Highway, Camden, Kent County, Delaware 19934, and the name of the registered agent is Paracorp Incorporated.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 17,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") of which 12,000,000 are designated as Voting Common Stock ("**Voting Common Stock**") and 5,000,000 are designated as ("**Non-Voting Common Stock**") and (ii) 4,000,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"). In connection with Section 2.3, below, in this Certificate of Incorporation, the term "Common Stock" may mean either Voting Common Stock, Non-Voting Common Stock or Both, as the context so requires.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. <u>General</u>. The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. <u>Voting</u>.

2.1 <u>Voting Common Stock</u>. Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and

each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

2.2 Non-Voting Common Stock. Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock

2.3 Concurrently with the filing of this Second Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, all shares of common stock outstanding immediately prior to such filing shall be redesignated as Voting Common Stock, and all rights exercisable or convertible into common stock outstanding immediately prior to such filing shall be redesignated exercisable or convertible into Voting Common Stock.

B. PREFERRED STOCK

4,000,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article IV refer to sections and Sections of Part B of this Article IV. References to "Preferred Stock" mean the Series Seed Preferred Stock.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, with respect to the Series Seed

Preferred Stock, $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least 20 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of

capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Stock pursuant to this Section 2.3.2(b). Prior to the distribution or

redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as-converted to Voting Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation (each, a "**Preferred Director**"), the holders of record of the shares of Voting Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation, and the Preferred Stock and the Voting Common Stock, voting as one class, shall be entitled to elect one director of the Corporation; provided, however, for administrative convenience, the initial Preferred Directors may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Voting Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled

shall remain vacant until such time as the holders of the Preferred Stock or Voting Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Voting Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2. The rights of the holders of the Preferred Stock and the rights of the holders of the Voting Common Stock under the first sentence of this Section 3.2 shall terminate on the first date following the date the first share of Series Seed Preferred Stock was issued (the "**Original Issue Date**") on which there are issued and outstanding less than 2,000,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

3.3 Preferred Stock Protective Provisions. At any time when at least 2,000,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

3.3.3 (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock;

3.3.4 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Directors, including the approval of the GTF Preferred Director (as such term is defined in the Voting Agreement, dated as of December 22, 2021 by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time);

3.3.5 create, or authorize the creation of, or issue, or authorize the issuance of any debt security or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $1,000,000 unless such debt security has received the prior approval of the Board of Directors, including the approval of the GTF Preferred Director;

3.3.6 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.7 increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article VI.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non- assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Series Seed Preferred Stock shall initially be equal to $1.00. Such initial

Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article IV, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the

Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock, or upon conversion of any of the Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(v) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any

such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the

kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution,

liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $2.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $20,000,000 of gross proceeds, before any underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such

series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding and (b) at any time more than one series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

8. Notices. Any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V

Subject to any additional vote required by this Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VI

Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Preferred Stock are entitled to two Preferred Directors, the affirmative vote the GTF Preferred Director shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.5 of the Investors' Rights Agreement, dated as of December 22, 2021, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE IX

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE X

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article X shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ARTICLE XI

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware (the "**Court of Chancery**") shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the

Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Act or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

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